MEMC Electronic Materials, Inc. 501 Pearl Drive (City of O’Fallon) Post Office Box 8 St. Peters, Missouri 63376 USA Phone: 636-474-7313 Fax: 636-474-5180 bkohn@memc.com	August 24, 2011 VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
	Re:	MEMC Electronic Materials, Inc. Registration Statement on Form S-4 Registration No. 333-176188
Ladies and Gentlemen:

On behalf of MEMC Electronic Materials, Inc. (the “Company”), the undersigned respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) to 4:30 p.m. ET on Friday, August 26, 2011, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges the following:

		1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

		2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

		3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bradley D. Kohn Senior Vice President – General Counsel	Sincerely,
/s/ Bradley D. Kohn
Bradley D. Kohn
Senior Vice President and General Counsel